🎨 Launching Now 🎨 | Mark Bradford (△ 140% | Priced Below Top Similar Sales) Inbox ×

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Offered Below Top Similar Sales

Comparable works by Mark Bradford have sold for towering sums — up to $7.6M


Sold For $6.9M


Sold For $7.6M


$4.7M
Offering
MASTERWORKS

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Why Do We Like This Painting?

Burgeoning Demand

Bradford's average price at auction has **increased by 140%** from 2022-2023, signaling a strong upswing in demand for his work.[1]



Uniquely Desired

As of October 2023, **identically sized, textured collage works** have achieved some of Bradford's highest prices at auction including "Ghost Money" sold for $6.9M in 2020 and "Boreas" sold in 2018 for $7.6M.


Sold For $6.9M
Sold For $7.6M
$4.7M Offering
MASTERWORKS

Culturally Impactful

Bradford, who was awarded the prestigious 2009 MacArthur Fellowship, known as the **Genius Grant**, has gained widespread recognition for his profound cultural influence, as highlighted on 60 Minutes.


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MINUTES

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“BRADFORD IS A CELEBRATED ARTIST WHOSE WORK IS ACCLAIMED, COLLECTED BY MUSEUMS AND THAT SELLS FOR GREAT SUMS AT AUCTION.”

At A Distance, These Works Have A Rhythm That Reminds One Of The Musicality Of Jackson Pollock's Blue Poles.

Forbes



“MARK BRADFORD HAS REVIVED ABSTRACT ART. HIS NEW YORK SHOW IS A KNOCKOUT.”

Bradford Is, Perhaps, Our Era’s Jackson Pollock, An Artist Who Was Never Not Making His Own Escape.

The Washington Post

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Important Disclosures

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

More information on the Offering Circular can be found at sec.gov

1. "Bradford's average price at auction has increased by 140% from 2022-2023, signaling a strong upswing in demand for his work." This statement is based on publicly available data on Artprice.com as analyzed by Masterworks' internal research team.

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique and historical price trends of a group of selected artwork is not a direct proxy for historical price performance of any specific painting or any investment in securities referenced. The data shown is subject to change as new information becomes available, artist or art market statistics formulated without recent sale data could be misrepresentative of current market conditions. The data shown represents whole art and is not comparative of an investment into our offerings which includes fees and expenses.